UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________
FORM 11-K
 _____________________

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to             .
Commission File Number: 0-19582

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
OLD DOMINION 401(k) RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Old Dominion Freight Line, Inc.
500 Old Dominion Way
Thomasville, NC 27360

Note: The Old Dominion 401(k) Retirement Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Accordingly, the financial statements and schedule of the Plan for the fiscal year ended December 31, 2012 have been prepared in accordance with the financial reporting requirements of ERISA.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of
Old Dominion Freight Line, Inc.

We have audited the accompanying statements of net assets available for benefits of the Old Dominion 401(k) Retirement Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Dixon Hughes Goodman LLP

High Point, North Carolina
June 27, 2013

(1)

OLD DOMINION 401(k) RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2012	2011
ASSETS

Investments, at fair value:
Mutual funds	$219,872,933	$179,967,764
Common collective trust funds	48,453,795	41,061,962
Common stock	57,430,043	41,302,999
Self-directed brokerage accounts	2,007,250	1,647,868
Total investments, at fair value	327,764,021	263,980,593

Receivables:
Participant contributions	1,274,316	558,269
Employer contributions	10,041,109	7,777,330
Notes receivable from participants	32,293,791	27,524,769
Total receivables	43,609,216	35,860,368

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	371,373,237	299,840,961

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(867,188)	(101,827)

NET ASSETS AVAILABLE FOR BENEFITS	$370,506,049	$299,739,134

The accompanying notes are an integral part of these financial statements.

(2)

OLD DOMINION 401(k) RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended
December 31, 2012
ADDITIONS TO NET ASSETS ATTRIBUTED TO:

Net appreciation in fair value of investments	$32,494,770
Interest and dividend income	9,261,102
Contributions:
Participant contributions	32,145,341
Employer contributions	16,722,171
Rollover contributions	2,080,113
Total contributions	50,947,625

Total additions	92,703,497

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

Benefits paid to participants	21,245,578
Administrative fees	691,004
Total deductions	21,936,582

Net increase	70,766,915

NET ASSETS AVAILABLE FOR BENEFITS

Beginning of year	299,739,134
End of year	$370,506,049

The accompanying notes are an integral part of these financial statements.

(3)

OLD DOMINION 401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF PLAN

The following description of the Old Dominion 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of Old Dominion Freight Line, Inc. (the “Company”) who have completed thirty days of service and are age 18 or older. The Old Dominion 401(k) Retirement Plan Committee manages the operation and administration of the Plan. J.P. Morgan Chase Bank, N.A. (“JP Morgan”) serves as the trustee of the plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

Each year, participants may contribute from 1% to 60% of pre-tax annual compensation as defined in the Plan document, subject to certain limitations set forth in the Internal Revenue Code of 1986, as amended (“IRC”). Participants who have attained age 50 before the end of the Plan year and have contributed the maximum allowable pre-tax contribution are also eligible to make catch-up contributions up to a maximum of $5,500 for 2012. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Company contributes 30% of the first 6% of base compensation that a participant contributes to the Plan. Additional employer contributions may be made at the Company's discretion. Only participants who have completed six months of service and were actively employed and participating in the Plan on the last day of the Plan year are eligible to share in the Company discretionary contributions for the year. For the year ended December 31, 2012, the Company awarded an additional $9,752,058 as a discretionary contribution.

Investment Options

Participants may direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers various mutual funds, common collective trust funds and Company common stock as investment options for participants. In addition, participants have the option of utilizing a self-directed brokerage account, through which participants are able to invest in a variety of securities including mutual funds, equities, the Company's common stock or certain fixed-income securities, in accordance with the Plan document.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings (losses). In addition, each participant’s account may be charged with benefit payments, transaction fees and allocations of administrative expenses. Allocations are based on participants’ compensation or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

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OLD DOMINION 401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of the participants’ accounts plus actual earnings thereon is based on years of continuous service based on the following schedule:

Years of Service	Vested Percentage
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6	100%

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at the rate of prime, as published by the Wall Street Journal on the first business day of the month immediately preceding the month in which the loan is issued, plus 2%, which is commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service due to death, disability or retirement at age 65, a participant may elect to receive an amount equal to the vested value of his or her account in an annuity, a lump-sum distribution or any other method acceptable to the trustee. For termination of service for other reasons, a participant may receive the vested value of his or her account as a lump-sum distribution or may elect, subject to minimum balances as defined by the Plan document, to leave the vested portion of the account with the Plan. Amounts contributed on a before-tax basis may only be withdrawn upon demonstration of financial hardship, disability or after the participants reach the age of 59.5 years.

Forfeited Accounts

At December 31, 2012 and 2011, forfeited non-vested accounts totaled $181,613 and $146,065, respectively. These accounts may be used to reduce future employer contributions. Forfeitures of $222,997 were used to reduce employer contributions during the year ended December 31, 2012.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting in conformity with U.S. generally accepted accounting principles (“GAAP”).

Estimates

The preparation of financial statements in conformity with GAAP principles requires management to make estimates and assumptions that affect certain reported amounts of assets, liabilities and changes therein, and disclosures. Actual results may differ from those estimates.

(5)

OLD DOMINION 401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See the “Fair Value Measurements” disclosure below for a discussion of fair value measurements.

In accordance with GAAP, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement to attribute to that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan.

Payment of Benefits

Benefits are recorded upon distribution.

Administrative Expenses

Administrative expenses of the Plan are paid by either the Plan or the Plan Sponsor, as provided in the Plan document. Certain administrative functions are performed by the employees of the Company. No such employee receives compensation from the Plan. Expenses relating to specific participant transactions, such as participant loans and distributions, are charged directly to the participant’s account.

NOTE 3. INVESTMENTS

The following table presents investments that represent 5% or more of the Plan’s net assets:

	December 31,
	2012	2011
Old Dominion Freight Line, Inc. common stock	$57,430,043	$41,302,999
American Funds EuroPacific Growth Fund - R5	52,050,656	—
JPMorgan Stable Asset Income Fund	48,453,795	41,061,962
PIMCO Total Return Fund	42,573,669	32,692,444
Royce Premier Investment Fund	34,240,317	29,600,411
Jennison Growth - Z	29,604,962	20,471,391
JPMorgan U.S. Large Cap Core Plus Fund – Select	*	18,152,536
American Funds EuroPacific Growth Fund - R3	—	38,311,084
American Century Strategic Allocation Moderate Fund - Institutional	—	18,874,467

* Amount represents less than 5% of the Plan's net assets at end of the year

(6)

OLD DOMINION 401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

2012

Mutual funds	$19,691,523
Common collective trust funds	680,064
Old Dominion Freight Line, Inc. common stock	11,936,403
Self-directed brokerage accounts	186,780

$32,494,770

NOTE 4. FAIR VALUE MEASUREMENTS

The Financial Accounting Standards Board (the "FASB") issued a statement that defines fair value and establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs are described as follows:

Level 1:	Unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access;

Level 2:
Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable; and inputs that are derived from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability; and

Level 3:
Unobservable inputs used to the extent that observable inputs are unavailable, which typically reflect the Plan’s assumptions of the assumptions that would be used by market participants in pricing the asset or liability.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurements. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

A description of the valuation methodologies used for assets measured at fair value for December 31, 2012 and 2011 are presented below:

Mutual Funds

Mutual funds are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within Level 1 of the valuation hierarchy.

Common Collective Trust Funds

Common collective trust funds are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number

(7)

OLD DOMINION 401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

of shares outstanding. The NAV is quoted on a private market that is not active; however, the unit price is based on the underlying investments which are traded on an active market. As a result, the NAV is classified within Level 2 of the valuation hierarchy.

Common Stock

Common stock is valued at the closing price reported on the active market on which the individual security is traded and is classified within Level 1 of the valuation hierarchy.

Self-directed Brokerage Accounts

Self-directed brokerage accounts may include mutual funds, equities, the Company's common stock or certain fixed-income securities. These investments are valued by the administrator of the fund based on quoted market prices and are classified within Level 1 of the valuation hierarchy.

There were no changes made in the valuation methodologies used determine the fair value of financial assets during the fiscal year ended December 31, 2012. Financial assets measured at fair value on a recurring basis, as of December 31, 2012, are listed below and are categorized by level of the fair value hierarchy:

				Fair Value at
	Level 1	Level 2	Level 3	December 31, 2012
Financial Assets:
Mutual funds
Growth	$139,599,258	$—	$—	$139,599,258
Asset allocation	37,700,006	—	—	37,700,006
Fixed income	42,573,669	—	—	42,573,669
Total mutual funds	219,872,933	—	—	219,872,933
Common collective trust funds	—	48,453,795	—	48,453,795
Old Dominion Freight Line, Inc. common stock	57,430,043	—	—	57,430,043
Self-directed brokerage accounts	2,007,250	—	—	2,007,250
Total	$279,310,226	$48,453,795	$—	$327,764,021

Financial assets measured at fair value on a recurring basis, as of December 31, 2011, are listed below and are categorized by level of the fair value hierarchy:

				Fair Value at
	Level 1	Level 2	Level 3	December 31, 2011
Financial Assets:
Mutual funds
Growth	$116,460,273	$—	$—	$116,460,273
Asset allocation	30,815,047	—	—	30,815,047
Fixed income	32,692,444	—	—	32,692,444
Total mutual funds	179,967,764	—	—	179,967,764
Common collective trust funds	—	41,061,962	—	41,061,962
Old Dominion Freight Line, Inc. common stock	41,302,999	—	—	41,302,999
Self-directed brokerage accounts	1,647,868	—	—	1,647,868
Total	$222,918,631	$41,061,962	$—	$263,980,593

(8)

OLD DOMINION 401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 5. STABLE ASSET INCOME FUND

The JPMorgan Stable Asset Income Fund (the “Fund) is a commingled pension trust fund established, operated and maintained by JPMorgan under a declaration of trust. The Fund’s strategies seek the preservation of principal, while providing current income and liquidity.

The Fund has a fixed income investment strategy, and may invest in U.S. treasury and agency securities, mortgage-backed securities, asset-backed securities, commercial mortgage-backed securities, private mortgages, corporate and short-term investments, synthetic guaranteed investment contracts and similar products. The fund also invests in other JPMorgan commingled pension trust funds.

The Fund is valued at fair value and then adjusted by the issuer to contract value. Fair value of the stable value fund is the net asset value of its underlying investments, and contract value represents contributions made under the contract less any participant-directed withdrawals plus accrued interest.

Participants can ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Certain events may limit the Fund’s ability to transact at contract value. Such events include layoffs, bankruptcy, plan termination and other events outside the normal operation of the Fund that may cause a withdrawal which results in a negative market value adjustment.

The Plan may terminate its interest in the Fund at any time. However, JPMorgan reserves the right to pay out terminating plans at book value at any time within twelve months of receiving notice.

There are no unfunded commitments, redemption frequency restrictions or other redemption restrictions.

NOTE 6. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds and units of a common and collective trust fund managed by JPMorgan and Chase Investment Services Corporation (an affiliate of JPMorgan). JPMorgan is the trustee, as defined by the Plan, and therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management, recordkeeping and trustee services were $691,004 for the year ended December 31, 2012.

Plan investments also include shares of the Company's common stock. Transactions in the Company's common stock qualify as exempt party-in-interest transactions. The Company's common stock reported on the Statements of Net Assets Available for Benefits was $57,430,043 and $41,302,999 at December 31, 2012 and 2011, respectively, which represented 1,675,312 and 1,528,578 shares (adjusted for the Company's three-for-two stock split effected in September 2012), respectively.

NOTE 7. FEDERAL INCOME TAX STATUS

The Plan is a prototype non-standardized profit sharing plan with cash or deferred arrangement sponsored by J.P. Morgan Retirement Plan Services LLC (an affiliate of the trustee). The Plan has not obtained a determination letter from the Internal Revenue Service (“IRS”), as it relies on the IRS approval of the prototype plan being utilized. The IRS has determined and informed the prototype plan sponsor by an opinion letter dated March 31, 2008 that the prototype plan was designed in accordance with applicable sections of the IRC. The Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes the Plan was qualified and the related trust was tax-exempt as of December 31, 2012.

(9)

OLD DOMINION 401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for periods prior to 2009.

NOTE 8. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 9. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would be 100% vested in Company contributions.

NOTE 10. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the accompanying financial statements to the Internal Revenue Service Form 5500 Annual Return/Report of Employee Benefit Plans at December 31, 2012 and 2011:

	December 31,
	2012	2011
Net assets per financial statements	$370,506,049	$299,739,134
Difference in deemed defaulted loans	(1,498,948)	(1,082,032)
Net assets available for benefits	$369,007,101	$298,657,102

The following is a reconciliation of increase in net assets per the financial statements to the Form 5500 for the year ended December 31, 2012:

Increase in net assets per the financial statements	$70,766,915
Current year deemed defaulted loans	(485,930)
Interest on deemed defaulted loans	(86,789)
Prior year deemed defaulted loans – paid through termination	155,803

Increase in net assets per the Form 5500	$70,349,999

NOTE 11. SUBSEQUENT EVENTS

The Plan administrator has evaluated all subsequent events and transactions through the issuance date of these financial statements, and concluded that no subsequent events or transactions have occurred that require recognition or disclosure in the Plan’s financial statements.

(10)

OLD DOMINION 401(k) RETIREMENT PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN: 56-0751714
PLAN NUMBER 002
December 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost **	(e) Current Value

	American Century	Value Fund		$11,184,982
	American Funds	EuroPacific Growth Fund - R5		52,050,656
	Jennison	Growth – Z		29,604,962
*	JPMorgan	Smart Retirement - 2015 Fund		3,765,498
*	JPMorgan	Smart Retirement - 2020 Fund		6,076,901
*	JPMorgan	Smart Retirement - 2025 Fund		6,885,416
*	JPMorgan	Smart Retirement - 2030 Fund		6,636,145
*	JPMorgan	Smart Retirement - 2035 Fund		4,850,491
*	JPMorgan	Smart Retirement - 2040 Fund		2,980,283
*	JPMorgan	Smart Retirement - 2045 Fund		2,464,905
*	JPMorgan	Smart Retirement - 2050 Fund		1,301,891
*	JPMorgan	Smart Retirement - 2055 Fund		138,542
*	JPMorgan	Smart Retirement Income Fund		2,599,934
*	JPMorgan	Stable Asset Income Fund		47,586,607
*	JPMorgan	US Large Cap Core Plus Fund – Select		12,518,341
	PIMCO	Total Return Fund		42,573,669
	Royce	Premier Investment Fund		34,240,317
*	JP Morgan	Brokerage		2,007,250
*	Old Dominion Freight Line, Inc.	Common Stock		57,430,043
*	Participant Loans ***	5.25% - 10.25%, maturing through October 2022		30,794,843

				$357,691,676

*	Indicates party-in-interest, as defined by ERISA.
**	Cost information omitted for participant-directed investments.
***	The accompanying financial statements classify participant loans as notes receivable from participants.

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SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Old Dominion 401(k) Retirement Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Old Dominion 401(k) Retirement Plan
(Name of Plan)

Date:	June 27, 2013	/s/ Kenneth M. Ludwig
Kenneth M. Ludwig
Chairman, Old Dominion 401(k) Retirement Plan Committee

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EXHIBIT INDEX
TO ANNUAL REPORT ON FORM 11-K

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

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